New Haven Community Solar, LLC



Annual Report
Fiscal Year 2018

Certain information contained in this Form C/AR (Annual Report) constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Annual Report relating to the Company, its business plan and strategy, and its industry, including estimates of returns or performance, are "forward-looking statements" and are based on the beliefs of, assumptions made by, and information currently available to the Company's management, which beliefs, assumptions, and information may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements, which statements reflect management's current views with respect to future events. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither the delivery of this Annual Report at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Annual Report. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Table of Contents

Financial Information

Fiscal Year 2018 financials for New Haven Community Solar (NHCS) are shown in the appendix. New Haven Community operates the Button Street solar project through a wholly owned subsidiary, New Haven Community Solar Project 1 LLC (NHCS #1). Financials for NHCS #1 are shown in the appendix; note that there is no information on the profit and loss statement because the Reg CF raise was ongoing and no transactions had been undertaken towards building the solar project.

Business Information

NHCS, LLC is a Limited Liability Corporation that was incorporated in the State of Connecticut on July 5th, 2018. The physical address is 79 Pearl Street, New Haven, CT 06511 and the website is https://www.newhavencommunitysolar.com

Directors and Officers

Franz Hochstrasser, CEO, Manager, & Co-Founder
Prior to graduating from the Yale School of Forestry and Environmental Studies with a Masters focused on sustainable finance, clean energy and business, Franz served 8 years in the Obama Administration, and has been working at the intersection of climate change, environmental and social issues for more than a decade. He served as Senior Advisor to the Special Envoy for Climate Change at the U.S. Department of State, working on the team that successfully negotiated the Paris Agreement. Prior to that, he was Deputy Associate Director at the White House Council of Environmental Quality working on energy, environment and climate policy and public engagement; and a Confidential Assistant and Legislative Analyst at the U.S. Department of Agriculture working on conservation, energy, food security, science policy and open data. He also worked on both of Barack Obama's successful Presidential campaigns in 2008 and 2012. Franz holds a Bachelor of Arts in Linguistics and a Bachelor of Arts in Politics from the University of California, Santa Cruz.

Last 3 years employment: 9/2014-7/2016: Special Assistant to the Special Envoy for Climate Change, US Department of State 7/2016-1/2017: Senior Advisor to the Special Envoy for Climate Change, US Department of State 1/2017-5/2019: Graduate Teaching Fellow and Research Assistant, Yale University (Yale University is an academic Institution) 7/2018-Present: Founding Member, and Chief Executive Officer, NHCS, LLC. This is a part-time position and Franz allocates approximately 10 hours per week toward. His principal occupation is Chief Executive Officer of Raise Green, Inc.

Matt Moroney, COO, Manager, & Co-Founder
Matt is passionate about using data-driven insights to drive innovation that increases sustainability and equity. His recent research has focused on the relationship between consumer credit card spending and air pollution. Before obtaining a master's in environmental management from the Yale School of Forestry and Environmental Studies, Matt obtained a

Bachelor of Environmental Science with a Chemistry minor at Western Washington University. Afterwards, he spent four years investigating contaminated sites and assisting permitting for new data centers. Matt studies the flow of materials in society and ways to replace them using green chemistry and systems thinking, as well as technologies that will alter the way we live and work.

Last 3 years employment: 6/2012 - 1/2016 - Senior Staff Scientist at Landau Associates Inc (Landau Associates is an environmental engineering consulting firm based in the Pacific Northwest) 6/2017-8/2017 - Intern at Metabolic (Metabolic is a venture building and circular economy consulting firm based in Amsterdam, NL) 8/2016-8/2018 - Research Assistant at Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Operating Officer, NHCS, LLC. This is a part-time position and Matt allocates approximately 10 hours per week. He works 10 hours per week as a Sustainability Consultant at Sustainability A to Z. His principal occupation is Chief Operating Officer at Raise Green, Inc working 40 hours per week.

Kwasi Ansu, CMO, Manager, & Co-Founder
Kwasi comes from a background of international development and natural resource management. He is devoted to developing and implementing integrated data-driven community-based solutions that increase equity and resilience. Kwasi is also a recent graduate from the Yale School of Forestry and Environmental Studies Master's program, where his research focused largely around smallholder-driven supply chains, and crafting certification and responsible sourcing strategies within them. Bringing ten years of international development experience, Kwasi has worked in Ghana, Nigeria, Liberia, Tanzania, Madagascar, South Africa, and Indonesia; each grappling with similar and yet incredibly unique challenges to attaining a sustainable future. He received a Bachelor of Arts degree in Sociology from Wesleyan University where he also played football and lacrosse. In his free time Kwasi enjoys playing video games and hitting the beach.

Last 3 years of employment: 2/2013-7/2016: Program Specialist, Pact (Pact is an International Development non-Profit) 7/2016-5/2018: Student, Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Marketing Officer, NHCS, LLC. This is a part-time position and Kwasi allocates approximately 10 hours per week. His full-time position is Strategic Programs Manager at GreenBiz Group.

Beneficial Owners

Franz Hochstrasser, Matthew Moroney, and Kwasi Ansu are the three beneficial owners of NHCS because they own the only "founder units", which are the voting equity securities and are described in detail below in the Ownership and Capital Structure section of this report. The founder units in aggregate represent 100% of the outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owners and percent ownership:

Franz Hochstrasser	33.3%
Matthew Moroney	33.3%
Kwasi Ansu	33.3%

Business Plan

NHCS has and intends to continue to finance community-scale solar projects in Connecticut, starting with a 9.24 kW community solar project located on Button Street in New Haven, Connecticut. This array for the Button Street project is owned by NHCS subsidiary, NHCS #1, a special purpose vehicle (SPV) set up to purchase, install, operate, and maintain the solar array. The contracted cash flows from the sale of discounted clean electricity and the associated renewable energy certificates serves as the main source of revenue and profits for investors in the company.

NHCS intends to continue owning and operating NHCS #1 and intends to return portions of any profits to its shareholders through an annual dividend payment. NHCS may develop additional solar projects through new SPV subsidiaries to install, operate, and maintain arrays and sell renewable electricity to nonprofits in the greater New Haven area.

We endeavor to partner with mission-driven organizations in Connecticut and to establish subsidiary companies which may develop renewable energy projects and enter into Power Purchase Agreements (PPA) with these organizations. These PPAs typically stipulate that the organization ("offtaker") would purchase electricity at an agreed upon increasing annual rate for the length of the agreement, which is typically 10-20 years with options to extend the contract by mutual consent.

Our focus is on continuing to develop these installations which could make it possible for us to provide power purchase agreements at a discount from retail utility rates, and improve inclusive financing methods to involve members of the local community. Before the end of 2019, we hope to identify our next partnership and begin construction on one or two additional solar arrays in New Haven. These solar arrays may be financed through a mixture of the company's cash, new crowdfunded equity offerings, and debt financing. No contracts are executed at this time to make these projects likely to occur.

In the event that the Company is able to develop future projects and enter into new power purchase agreements for those projects, NHCS may be able to share operational costs between subsidiary project companies to reduce overhead and operating expenses.

Current Number of employees

0 full-time employees. Matt, Franz, and Kwasi work on a part time basis for roughly 10 hours per week, but do not collect wages or salary, and remain legal managers of the company.

Risk Factors

Herein lies a discussion of the material factors that make an investment into NHCS speculative or risky, that we have identified.

Uncertain Risk. An investment in the Company (also referred to as "we", "us", "our", or "Company) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C reports. The following risk factors are not intended and shall not be deemed to be a complete description of the commercial and other risks inherent in the investment in the Company.

Forward Looking Statements. Certain information contained in the form CA-R (Annual Report) constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may, ''will," ''should," "expect," "anticipate," "intend," "continue," or "believe or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Annual Report relating to the Company, its business plan and strategy, or its industry, including estimates of returns or performance, and "forward-looking statements" and are based on the beliefs of, assumptions made by and information currently available to the Company's Management, which beliefs, assumptions, and information may change. Due to various risks and uncertainties, actual events or the results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements, which statements reflect management's current views with respect to future events. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made. Neither the delivery of this Annual Report at any time nor any sale hereafter shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Annual Report. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Valuation Speculation. The valuation for the last offering was established by the Company, as is the case with any future offerings that the company may make. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and investors risks overpaying or underpaying for their investment.

Undercapitalization. In any planned or future projects that the Company may pursue, we believe that we will be able to finance the commercial production of future solar arrays through equity-raises. If we are unable to do so we may need to raise money from bank loans, short-term debt, future sales of securities, or some combination thereof.

Transfer Rights. Any units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the units that a prospective shareholder may purchase cannot be resold for a period of one year. The exception to this rule is if the shareholder is transferring the unit back to the Company through a stock repurchase; to an "accredited investor"; as part of an offering registered with the Commission; to a member of their family; a trust created for the benefit of their family; or in connection with their death or divorce.

Key Personnel. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it may on occasion need to attract and hire additional employees or contract out services in sales, marketing, design, development, operations, finance, legal, human resources, and other agreas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individuals and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of a shareholder's investment.

Liability Prone. The Company is involved in supporting housing for low income residents of New Haven. Despite the fact that Company helps the non-profits that make housing more affordable for tenants by reducing their energy burden, the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Long-Term Investment with Limited Liquidity. Shareholders and prospective investors should be prepared to hold this investment for the long-term. For the 12 months following an investment there will be restrictions on how the shareholder can resell the securities they receive. More importantly, there is no established market for these securities and there may never be one. As a result, if a shareholder decides to sell these securities in the future, they may not be able to find a buyer. The company may be acquired by an existing player in the solar, energy, housing, or project development industry. However, that may never happen or it may happen at a price that results in shareholders losing money on this investment.

Uncertainty in Solar Production. Our financial models rely on forecasting power production. These estimates are created by using the National Renewable Energy Laboratory estimates of solar insolation for New Haven, Connecticut. There is uncertainty associated with these estimates. If the estimates are below the actual generation, the solar panels will produce less electricity and the company will generate less revenue. However, the estimates could be under-predictions as well, which could create potential financial upsides if the actual solar insolation is greater than modeled.

Force Majeure. Solar panels rely on a clean surface that is free from damage. There is the possibility that a natural disaster such as a storm could cause damage to the solar array. This may cause unexpected replacement costs and threaten the financial returns for shareholders. Our current solar array, which is owned by NHCS, is covered under the Columbus House's property insurance for the Button Street property to cover the replacement costs for potential damage, but all possible damage may or may not be covered by the insurance company.

Changes in Policy. Excess generation not consumed by residents at the property will be sold to the local investor owned utility company. Currently, this is purchased at a rate that is calculated as the average hourly Connecticut Independent System Operator of New England real time location marginal price for the hours of 10 am to 4 pm during the annual period. If the regulations change this policy, this may reduce or increase the amount of profit received by NHCS. Additional changes in the policy framework surrounding our business including but not limited to: renewable energy, crowdfunded equity, and relevant corporate and business related law and regulation may also have unanticipated consequences for the Company.

Software and/or hardware failures. With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation and create an additional cost burden to the Company, reducing the profit margin for the investors.

Breach of Contract. There is a possibility that there could be a breach of the PPA or other contracts associated with projects. If this occurs, payments from owners could be stopped. This would inhibit our cash flow models and cause the company to have to take measures to remedy the breach, inhibiting the projected cash flows and any potential dividend to investors from that cash flow.

Estimate Business Projections. There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business. On the Button Street project, the Company's projected internal rate of return (IRR) on the form C/U are presented as forward-looking statements that estimate company's return on capital investment. They are based on sensitivity analysis that incorporate solar upside and downside including variations in pricing of RECs, capital expenditures, capacity factors, operation, and maintenance costs, tax benefits capiture, and percentage of electricity sold at wholesale rates. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date on which they are made.

Engineering, Procurement, and Construction. We depend on EPC contractors and subcontractors to install solar arrays for our projects and conduct our operations. Our ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

Ownership and Capital Structure

Non-Voting Member Units (Common Units)

Type of security
Non-Voting Member Units (Common Units)

Amount outstanding
No units had changed hands as of the end of the fiscal year 2018.   As of February 2019 NHCS has issued 13,426 Non-Voting Member Units through an exempt offering under Section 4(a)(6) of the Securities and Exchange Act of 1933.

Voting Rights
The holders of Non-Voting Member Units are not entitled to vote on any matter except as required under applicable law, or as described in the Operating Agreement.

Minority Holder
Minority holders of Non-Voting Member Units will have limited ability, if any, to influence Company policies or any other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchase of securities, a sale of the Company or of assets of the Company, transactions with related parties. The management team may at times call upon holders of Non-Voting Member Units to participate in a special vote, such as in the instance of a sale, consistent with the Operating Agreement.

Dilution
Investors should understand the potential for dilution. Each investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, where the Company issues more shares, the percentage of the Company that an existing shareholder owns will decrease, even though the value of the Company may increase. The end result of dilution is that shareholders would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a unit offering, employees exercising stock options, or by conversion of certain instruments into units.

If you are making an investment expecting to hold a certain percentage of the Company or expected each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Distribution Rights

Subject to preferences and decisions that may be granted to outstanding Founder Units, the holders of Common Units are entitled to ratably receive a distribution, as declared by the Managers, from funds legally available to shareholders. The payment of distributions on the common Units will be a business decision to be made by the Managers annually based upon the results of our operations and our financial condition and any other factors that our Managers consider relevant. Payment of distributions on the Common Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

The Company has never paid a distribution, but does intend to track cash flows and pay distributions where possible in the future. Shareholders may not receive any return on their investment from distributions, may receive a regular distribution payment, or may receive a lump distribution payment in the event of a sale or other liquidity event.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding founder units.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Non-Voting Member Units (Common Units) are subject to and may be adversely affected by, the rights of the holders of shares of any founder units and any additional classes of preferred units that we may designate in the future.

Transferability

For a year, the securities can only be resold: in an IPO, to the Company, to an accredited investor; and to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with death or divorce of the purchaser or other similar circumstances.

Tax Considerations

NHCS elected to be taxed as a C-Corp rather than an LLC, to make tax forms simpler for its investors (i.e. dividends taxed with 1099-DIV instead of a K-1).

As of the end of the 2018 fiscal year, NHCS is in the process of raising funds through the sale of crowdfunded equity to install. As of the end of the 2018 fiscal year, no individual owned more than 20% of the Non-Voting Member Units. We anticipate raising between $9,999 and $106,998, which will be applied to working capital and the cost of the array.

Founder Units

Type of security
Founder Units

Amount outstanding
2661

Voting Rights
The holders of shares of the Company's founder units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dilution
Investors should understand the potential for dilution. Each investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, where the Company issues more shares, the percentage of the Company that a given shareholder own will decrease, even though the value of the Company may increase. The end result of dilution is that shareholders would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a unit offering, employees exercising stock options, or by conversion of certain instruments into unit.

If you are making an investment expecting to hold a certain percentage of the Company or expected each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Distribution Rights
Holders of shares of Founder Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore as well as any distribution to the shareholders. The payment of distributions on the Founder Units will be a business decision to be made by the Managers annually based upon the results of our operations and our financial condition and any other factors that our Managers consider relevant. Payment of distributions on the Founder Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution, but does intend to track cashflows and pay distributions where possible in the future. Shareholders may not receive any return on their investment from distributions, may receive a regular distribution payment, or may receive a lump distribution payment in the event of a sale or other liquidity event.

Rights to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Founder Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's Founders Units and any additional classes of preferred units that we may designate in the future.

Tax Considerations

NHCS elected to be taxed as a C-Corp rather than an LLC, to make tax forms simpler for its investors (i.e. dividends taxed with 1099-DIV instead of a K-1).

Founder Unit Ownership

Name	Ownership Percentage	Founder Units Owned
Franz Hochstrasser	33.3%	887
Matthew Moroney	33.3%	887
Kwasi Ansu	33.3%	887

Valuation Methodology

The valuation is calculated by the sum of the net present value of the contracted cash flows of NHCS #1. If NHCS sets up additional subsidiaries for additional projects, future valuations will be based on the combined discounted projected cash flows of the future projects, less their capital expenditure and other expenses.

Indebtedness

The company has received $16,000 in short-term debt secured via promissory note from Raise Green, Inc to be paid back on January 1, 2019 with a 0% interest rate. Raise Green Inc is a Delaware C-Corp lending money to NHCS for the purposes of providing short-term debt.

This short-term debt was repaid in full to Raise Green Inc. There is no remaining indebtedness on the balance sheet of NHCS.

Exempt Offerings

As of December 31, 2019 NHCS had an ongoing exempt offering under Section 4(a)(6) of the Securities Act (Reg CF) as documented subsequently in the Form C/U filed on January 22, 2019 in the SEC's EDGAR database (https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001747949).

Transactions

NHCS has no transactions during Fiscal Year 2018 that meet the reporting requirements of Regulation Crowdfunding under 227.201(r).

Financial Condition

Liquidity

As of the end of Fiscal Year 2018, NHCS had no liquidity because no shares were bought or sold. Two thousand six hundred and sixty one founders units were issued in preparation of our exempt offering under Section 4(a)(6) of the Securities and Exchange Act (Regulation Crowdfunding).

Capital resources

As of the end of Fiscal Year 2018, NHCS had $9,660.00 in its bank account. As of the end of Fiscal Year 2018, NHCS #1 has $3,228.00 in its bank account

Historical results of operations

As of the end of Fiscal Year 2018, NHCS and NHCS #1 had no income from its operations. There is $1,000 reported in total income that was provided by a co-founder to pay for the extension fee charged by Startengine to extend the Regulation Crowdfunding offering date and file the Form C/A.

Total Income, Taxable Income, and Total Tax

As reported on federal income tax returns: NHCS total income, taxable income, and total tax is presented in the following table. Note that NHCS #1 was considered a division of NHCS because it is wholly-owned by NHCS and thus did not file a separate federal tax return.

Company	Total Income	Taxable Income	Total Tax
NHCS	$1,000	$-340	$0

Compliance

New Haven Community Solar filed this Form C/AR more than 120 days after the end of fiscal year 2018. This was due to a lack of clarity on the filing requirements surrounding the timing of filing this report given that a current exempt offering was underway which did not conclude until the beginning of fiscal year 2019, in January 2019 (an active Form C and Form C/A are documented in EDGAR at https://www.sec.gov/cgi-bin/browse-edgar?company=new+haven+community+solar&owner=exclude&action=getcompany).

Additional Material Information

Monetization of the Federal Tax Credit. We were not able to find a tax equity partner for the Button Street Project, meaning that we were unable to monetize the Federal Investment Tax Credit. This means that NHCS #1 will be self-sheltering the tax benefits over the lifetime of the project.

Successful receipt of Connecticut ZREC. Connecticut's Public Act 11-80 passed into law in July 2011 established the Zero Emissions Renewable Energy Credit Program. This Program requires public utilities, including United Illuminating (UI), to purchase "Zero Energy Renewable Energy

Credits (ZRECS)" from the owners of renewable energy systems in Connecticut. The utilities are required to pay a fixed ZREC price to system owners for 15 years. As of 10 July 2019, the Connecticut Public Utilities Regulatory Authority approved NHCS #1 as a Class 1 Renewable Energy Source and, combined with New England Power Pool (NEPOOL) approval and UI ZREC approval, NHCS #1 will sell ZRECs to the regional electrical distribution company, United Illuminating Company, a subsidiary of AVANGRID, for 15 years.

Inaccurate Form C/U. The NHCS Form C/U filed on January 22, 2019 by StartEngine Capital, LLC has inaccurate information as follows "At the close of the offering, the issuer closed on $41,277 and 13,759 number of securities." However, one investor did not successfully transfer their funds through escrow. On StartEngine's page for our exempt offering under Regulation Crowdfunding, only 31 investors are listed for raising $40,278.00, and thus only 13,426 securities were sold instead of the 13,759 listed on the Form C/U. NHCS has notified StartEngine Capital, LLC of the error, and has been informed that they intend to file a corrected Form C/U six months after the closing of the offering.

Reporting Delay. NHCS filed this Form C/AR more than 120 days after the end of fiscal year 2018 because it had a current Form C/A filed with an ongoing securities offering which did not close until January 2019. This report presents financials from Fiscal Year 2018, dated 1/31/2018-12/31/2018. Additional context is provided (e.g. bridge loan repayment to Raise Green and approval as Class 1 Renewable Energy Source), but any financials occurring after 12/31/2018 are not included in the reported financials as these will be presented in the 2019 annual report.

Certification

I, Matthew Moroney, certify that:

(1) the financial statements of New Haven Community Solar included in this Form are true and complete in all material respects; and

(2) the tax return information of New Haven Community Solar included in this Form reflects accurately the information reported on the tax return for New Haven Community Solar filed for the fiscal year ended 12/31/2018.

_____
15 July 2019
Matthew Moroney, COO
New Haven Community Solar